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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*


                                  UStel, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     917325
            ------------------------------------------------------
                                 (CUSIP Number)


     David Schwartz, Trustee, 8921 Mountain Gate Drive, Las Vegas, NV 89134
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 30, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



- -------------------                                            -----------------
CUSIP NO.    917325                                            Page 2 of 5 Pages
- -------------------                                            -----------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Schwartz, as trustee for the RGB 1993 Family Trust
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                        342,000
   NUMBER OF      --------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
    EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               342,000
    WITH          --------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        342,000
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        21.4%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

                        00
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 of 7

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock (the "Common Stock") of UStel, Inc. (the "Company"). The Company's principal executive offices are located at 2775 South Rainbow Boulevard, Suite 102, Las Vegas, Nevada 98102.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The person filing this statement is David Schwartz, as trustee for the RGB 1993 Family Trust, a trust for the benefit of Haskel Iny and his children (the "Trust").

         (b) The business address for the Trust and Mr. Schwartz is 8921 Mountain Gate Drive, Las Vegas, Nevada 89134.

         (c)      Not applicable to the Trust.  Mr. Schwartz is retired.

         (d)-(e)  Not applicable to the Trust or Mr. Schwartz.

         (f) Mr. Schwartz is a USA citizen, and the trust was established under the laws of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 1996, Mr. Schwartz replaced Noam Schwartz as trustee of the Trust and thereby gained beneficial control of 342,000 shares of Common Stock owned by the Trust. No consideration was given for the change in trustee.

ITEM 4.  PURPOSE OF TRANSACTION

To change the trustee to David Schwartz.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Trust, beneficially owns an aggregate 342,000 shares of Common Stock which is equal to 21.4% of the outstanding shares of the Company. Mr. Schwartz, individually, beneficially owns 66,500 shares of Common Stock and has the right to acquire beneficial ownership of an additional 7,143 shares within 60 days hereof should he convert his holdings of the Company's 12% Convertible Subordinated Debentures. Mr. Schwartz, individually, beneficially owns 4.6% of the outstanding shares of the Company.

         (b) Mr. Schwartz, as trustee of the Trust, has sole power to vote and sole power to dispose or direct the disposition of 342,000 shares of Common Stock. Mr. Schwartz, individually, has the sole power to vote and sole power to dispose or direct the disposition of 66,500 shares.

         (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Schwartz
- ----------------------------------------
David Schwartz,
Trustee, RGB 1993 Family Trust